Contact

www.linkedin.com/in/shannon-race-66138351 (LinkedIn)
ceratoboutique.wordpress.com (Blog)
shannonrace.com (Personal)

Top Skills

Editing
Social Media
Public Relations

Shannon Race

Principal at Starshot Ventures
Los Angeles, California, United States

Experience

Starshot Ventures

Principal
September 2022 - Present (1 year 8 months)

Koia

Board Member
February 2023 - Present (1 year 3 months)

Bio.me

Founder
September 2022 - Present (1 year 8 months)

CAVU Consumer Partners

Director of Brand Awareness and Engagement
December 2020 - October 2022 (1 year 11 months)

Vital Proteins

4 years 10 months

Global Marketing Director
March 2020 - December 2020 (10 months)

Director of Brand Relations & Marketing
January 2020 - March 2020 (3 months)
Chicago, IL, United States

Associate Director of Brand Relations & Marketing
September 2018 - January 2020 (1 year 5 months)
Chicago, Illinois

Senior Public Relations Manager & Marketing Manager
August 2017 - September 2018 (1 year 2 months)
Greater Chicago Area

Public Relations Manager
March 2016 - August 2017 (1 year 6 months)
Greater Chicago Area

The Barre Code

1 year 6 months

Director of Public Relations

September 2015 - March 2016 (7 months)

Marketing Manager

October 2014 - August 2015 (11 months)

Greater Chicago Area

Skirt PR

2 years 5 months

Account Executive

May 2013 - October 2014 (1 year 6 months)

Greater Chicago Area

Assistant Account Executive

November 2012 - May 2013 (7 months)

Public Relations Intern

June 2012 - October 2012 (5 months)

Chicago, IL

Cerato Boutique

Blogger/Media Relations

January 2012 - May 2012 (5 months)

The School of the Art Institute of Chicago

Teacher Assistantship

August 2011 - December 2011 (5 months)

Chicago, IL

Education

The School of the Art Institute of Chicago

Master of Arts (M.A.), Arts Journalism · (2010 - 2012)

University of Iowa

Bachelor of Arts (BA), Journalism, Art History · (2006 - 2010)